

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2014

Via E-mail
Lisa A. Conte
Chief Executive Officer and President
Jaguar Animal Health, Inc.
185 Berry Street, Suite 1300
San Francisco, California 94107

> **Re:** **Jaguar Animal Health, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted August 11, 2014**
> **CIK No. 0001585608**

Dear Ms. Conte:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. We note your response to comment 4. Please do not include planned events in the table on pages 3 and 64 that you do not expect to accomplish in the next 12 months. Including planned events in a table format that you do not expect to accomplish in the next 12 months may suggest to some readers that the completion date for these milestones is more likely than is justified without the benefit of additional context provided by the same information in the text.

Use of Proceeds, page 44

2. We note your response to comment 6. Please expand your disclosure to include the approximate amount you plan to allocate to each clinical study. Alternatively, if you

have not yet decided what study to conduct with the allocated proceeds, please clarify this.

3. We note that you have allocated $3 million for developing other species-specific formulations of your prescription drug product candidates and non-prescription products. Please expand your disclosure to identify which of your product candidates you plan to reformulate and for which species.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Accounting for Stock-Based Compensation, page 59

4. Please refer to prior comment 8. We acknowledge the information provided in your response but may have additional comments on your accounting for stock compensation once you have disclosed an estimated offering price. When the amendment containing the estimated offering price is filed, please provide us separately a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of your most recent equity issuance.

Business, page 62

5. The first time you use the term p-value on page 69 please explain what it measures and the p-value that you have to achieve in order to conclude a statistically significant result.

6. We note that there may be third party security or collateral assignment agreements pertaining to the intellectual property licensed to you pursuant to the Napo License Agreement. If applicable, please expand your disclosure to include any limitations that would impact Napo's right to assign or encumber its intellectual property, and how such limitations could affect your license under the Napo License Agreement.

Director Compensation, page 89

7. We note your response to comment 27. Please also update your disclosure to include any informal director compensation program, if applicable.

Index to Financial Statements, page F-1

8. Please refer to prior comment 30. Please disclose the information provided in your response in either "Note 1. Organization and Business," MD&A or Business.

Notes to Financial Statements
8. Redeemable Convertible Preferred Stock, page F-17

9. Please refer to prior comment 31 and address the following:

- It is unclear from your response and disclosure in the second paragraph on page F-18 whether the provisions of your Series A redeemable convertible preferred stock that adjust the conversion price are solely triggered by an IPO. As a result, please explain to us each instance that may trigger an adjustment to the conversion price and how that price would change and tell us how you account for each of these instances, referencing the authoritative literature your rely upon to support your accounting.
- In your response to the preceding bullet, please explain to us your consideration of guidance associated with contingently adjustable conversion ratios as presented in ASC 470-20-35-1 through 35-5.
- To the extent that your anticipated IPO price does not trigger automatic conversion of the Series A redeemable convertible preferred stock, please tell us why it is appropriate to include the conversion in your pro forma capitalization and dilution disclosures.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Frank Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Donald C. Reinke, Esq.
        Marianne C. Sarrazin, Esq.
        Reed Smith LLP
        101 Second Street, Suite 1800
        San Francisco, California 94105